Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2019 INTERIM RESULTS ANNOUNCEMENT

The Board of Directors of Guangshen Railway Company Limited (the “Company”) is pleased to announce the unaudited interim results of the Company and its subsidiaries for the six months ended 30 June 2019. This announcement, containing the full text of the 2019 Interim Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcement of interim results. The printed version of the Company’s 2019 Interim Report will be available on the websites of the HKExnews of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and on the Company website at www.gsrc.com on 22 August 2019 and will be dispatched to holders of H shares of the Company as soon as practicable.

Important Notice

1.

The Board, the Supervisory Committee, Directors, Supervisors and senior management of the Company warrant that the contents of this interim report are authentic, accurate and complete, and that there are no misrepresentations, misleading statements or material omissions in this interim report, and severally and jointly accept the related legal responsibility.

2.	All Directors of the Company attended the meeting of the Board considering this interim report.

3.	The financial statements contained in this interim report have been prepared in accordance with the International Financial Reporting Standards and have not been audited.

4.

Wu Yong, Chairman of the Board of the Company, Hu Lingling, Managing Director, Tang Xiangdong, Chief Accountant, and Lin Wensheng, Chief of Finance Department hereby warrant the authenticity, accuracy and completeness of the financial statements contained in this interim report.

5.	The Board of the Company decided not to distribute any profit or transfer any common reserve to increase share capital during the reporting period.

6.	Declaration of Risks with Respect to the Forward-looking Statements

Forward-looking statements including future plans and development strategies contained in this interim report do not constitute any actual commitments to the investors of the Company. Investors are advised to consider the risks.

7.	Is there any non-regular appropriation of fund by the controlling shareholders and their related parties

No

8.	Is there any violation of the decision-making procedures with respect to the provision of external guarantee

No

9.	Notice of Material Risks

This interim report contains details of potential risks in the future. Please read “Potential risks” in the chapter “Report of Directors (Including Management’s Discussion and Analysis).”

		Contents
Chapter 1	Definitions	6

Chapter 2	Company Profile and Major Financial Indicators	7

Chapter 3	Summary of the Company’s Business	10

Chapter 4	Report of Directors (Including Management’s Discussion and Analysis)	11

Chapter 5	Matters of Importance	22

Chapter 6	Changes in Ordinary Share and Particulars of Shareholders	37

Chapter 7	Information of Preference Shares	41

Chapter 8	Directors, Supervisors, Senior Management and Employees	42

Chapter 9	Information of Corporate Bonds	44

Chapter 10	Financial Statements	45

Chapter 11	Documents Available for Inspection	76

Chapter 1

Definitions

In this report, unless the context otherwise requires, the expressions stated below have the following meanings:

the Company, Guangshen Railway reporting period, current period same period last year	Guangshen Railway Company Limited 6 months from January 1 to June 30, 2019 6 months from January 1 to June 30, 2018

A Share	Renminbi-denominated ordinary shares of the Company with a par value of RMB1.00 issued in the PRC and listed on the SSE for subscription in Renminbi

H Share	Overseas listed foreign shares of the Company with a par value of RMB1.00 issued in Hong Kong and listed on the SEHK for subscription in Hong Kong dollars

ADS	U.S. dollar-denominated American Depositary Shares representing ownership of 50 H shares issued by depository bank (Trustee) in the United States under the authorization of the Company

CSRC	The China Securities Regulatory Commission

SSE	The Shanghai Stock Exchange

SEHK	The Stock Exchange of Hong Kong Limited

NYSE	The New York Stock Exchange

SFO	The Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)

Listing Rules	The Rules Governing the Listing of Securities on SEHK and/or the Rules Governing the Listing of Stocks on SSE (as the case may be)

Articles	The articles of association of Guangshen Railway Company Limited

CSRG (Note)	China State Railway Group Co Ltd

CRC (Note)	China Railway Corporation

GRGC, largest shareholder	China Railway Guangzhou Group Co., Ltd.

GZIR	Guangdong Guangzhou Intercity Rail Transportation Company Limited

WGPR	Wuhan-Guangzhou Passenger Railway Line Co., Ltd.

GSHER	Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited

GZR	Guangzhou-Zhuhai Railway Company Limited

XSR	Xiamen-Shenzhen Railway Company Limited

GSR	Ganzhou-Shaoguan Railway Company Limited

GGR	Guiyang-Guangzhou Railway Company Limited

NGR	Nanning-Guangzhou Railway Company Limited

PRDIR	Guangdong Pearl River Delta Inter-city Railway Traffic Company Limited

MZR	MaoZhan Railway Company Limited

Note:	On 18 June 2019, with the approval of the State Council, China Railway Corporation was restructured and established China State Railway Group Co Ltd (“CSRG”).

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

Chapter 2

Company Profile and Major Financial Indicators

I.	COMPANY INFORMATION

Chinese name of the Company	廣深鐵路股份有限公司
Chinese name abbreviation of the Company	廣深鐵路
English name of the Company	Guangshen Railway Company Limited
Legal representative of the Company	Wu Yong
Place of incorporation	Incorporated in the People’s Republic of China as a joint stock limited company

II.	CONTACT PERSON AND CONTACT INFORMATION

	Secretary to the Board	Representative of Securities Affairs
Name	Guo Xiangdong	Deng Yanxia
Contact Address	No. 1052 Heping Road, Luohu District,	No. 1052 Heping Road, Luohu District,
	Shenzhen, Guangdong Province	Shenzhen, Guangdong Province
Tel.	(86) 755-25588150	(86) 755-25588150
Fax.	(86) 755-25591480	(86) 755-25591480
E-mail	ir@gsrc.com	ir@gsrc.com

III.	CHANGES IN BASIC INFORMATION

Company’s Registered Address	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province
Postal Code of Company’s Registered Address	518010
Company’s Place of Business	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province
Postal Code of the Company’s Place of Business	518010
Company Website	http://www.gsrc.com
E-mail	ir@gsrc.com

IV.	CHANGES IN INFORMATION DISCLOSURE AND RESERVE ADDRESS

Newspapers specified by the Company for information disclosure	China Securities Journal, Securities Times, Shanghai Securities News, Securities Daily
Websites specified by CSRC to publish the interim report	http://www.sse.com.cn http://www.hkexnews.hk http://www.gsrc.com
Reserve address of the Company’s interim report	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province

V.	SHARES INFORMATION OF THE COMPANY

Type of the Shares	Stock Exchange	Stock Short Name	Stock Code
	of listed shares
A Share	SSE	廣深鐵路	601333
H Share	SEHK	GUANGSHEN RAIL	00525
ADS	NYSE	—	GSH

VI.	OTHER RELEVANT INFORMATION

The Company’s accounting firm (domestic)	Name	PricewaterhouseCoopers Zhong Tian LLP
	Office Address	11/F, PricewaterhouseCoopers Center, Link Square 2, 202 Hu Bin Road, Huangpu District, Shanghai, China
	Name of signing auditors	Yao Wenping, Liu Jingping

The Company’s accounting firm (overseas)	Name	PricewaterhouseCoopers
	Office Address	22nd Floor, Prince’s Building, Central, Hong Kong
Legal advisor as to PRC law	Name Office Address	Beijing Grandway Law Office 12/F, Block C, Skyworth Building, 8 South One Street, Hi-Tech Zone, Nanshan District, Shenzhen
Legal advisor as to Hong Kong law	Name Office Address	Cleary Gottlieb Steen & Hamilton (Hong Kong) 37th Floor, Hysan Place, 500 Hennessy Road, Hong Kong

Legal advisor as to United States law	Name Office Address	Jones Day 31st Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Central, Hong Kong

Registrar for A Share	Name	China Securities Depository and Clearing Corporation Limited Shanghai Branch
	Office Address	36th Floor, China Insurance Building, No. 166 Lujiazui East Road, Pudong New District, Shanghai

Registrar for H Share	Name	Computershare Hong Kong Investor Services Limited
	Office Address	Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong

Depository	Name Office Address	JPMorgan Chase Bank, N.A. 13th Floor, No. 4 New York Plaza, New York, USA

Principal banker	Name Office Address	Construction Bank of China Shenzhen Branch Jiabin Road Sub-branch 1st to 4th Floors, Jinwei Building, Jiabin Road, Shenzhen, China

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

VII.	MAJOR ACCOUNTING DATA AND FINANCIAL INDICATORS OF THE COMPANY

	(Unit: RMB thousand)
			Increase/
			decrease
			for the end
			of reporting
			period
			compared
	At the end of		to the end
	the reporting	At the end	of last year
	period	of last year	(%)
Total assets	36,341,750	35,402,237	2.65
Net assets (excluding interests of minor shareholder)	29,189,447	28,852,299	1.17
Net assets per share (RMB/Share)	4.12	4.07	1.23

			Increase/
			decrease
			for the
			reporting
			period
			compared
	Reporting		with the
	period		same period
	(From January	Same period	last year
	to June)	last year	(%)
Total revenue	10,186,929	9,527,773	6.92
Total operating expenses	9,153,922	8,654,884	5.77
Profit from operations	1,057,792	866,676	22.05
Profit before tax	1,016,837	873,167	16.45
Consolidated profit attributable to shareholders	762,160	654,085	16.52
Basic earnings per share (RMB/Share)	0.11	0.09	22.22
Earnings per ADS (RMB/Unit)	5.38	4.62	16.45
Net cash inflows from operating activities	1,365,426	1,455,294	(6.18)
Net cash inflows from operating activities per share (RMB/Share)	0.19	0.21	(9.52)

VIII.	DIFFERENCE OF ACCOUNTING DATA UNDER CHINESE AND INTERNATIONAL ACCOUNTING STANDARDS

☐  Applicable    ☒  Not Applicable

Chapter 3

Summary of the Company’s Business

I.	PRINCIPAL ACTIVITIES, BUSINESS MODEL AND INDUSTRY FACT SHEET DURING THE REPORTING PERIOD

(1)	Principal Activities and Business Model

During the reporting period, as a railway transport enterprise, the Company is primarily engaged in railway passenger and freight transportation businesses in the Shenzhen-Guangzhou-Pingshi Railway and the Hong Kong Through Train passenger services in cooperation with MTR Corporation Limited, as well as the provision of railway operation services for commissioned transportation for other railway companies such as WGPR, GZIR, GSHER, GZR, XSR, GSR, NGR, GGR, PRDIR and MZR.

(2)	Industry Fact Sheet

Being the aorta of the nation’s economy, a key infrastructure, significant project for people’s livelihood, the backbone of integrated transportation system and one of the main methods of transportation, railway is of crucial importance for nation’s economic and social development. Since the approval for implementation of Medium to Long Term Plan for Railway Network Development by the State Council in 2004 the railways developed rapidly. With the completion and commencement of a series of high-speed railways and inter-city railways in recent years, currently on the whole, the tight capacity of railway in China has been alleviated, the bottle-neck restriction has been eliminated and the economic and social development needs have been met in general. By the end of 2018, nationwide railways in operation reached 131,000 kilometers; while the high-speed railways in operation ran over 29,000 kilometers.

II.	EXPLANATION OF THE SIGNIFICANT CHANGE IN THE MAJOR ASSETS OF THE COMPANY DURING THE REPORTING PERIOD

For the explanation of the significant change in the major assets of the Company during the reporting period, please read “Analysis of assets and liabilities” in the chapter “Report of Directors (Including Management’s Discussion and Analysis)” in this interim report.

III.	AN ALYSIS OF C ORE COMP ETITIVE EDG ES D URIN G TH E REPORTING PERIOD

During the reporting period, no significant changes were made for the Company’s core competitive edges.

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

Chapter 4

Report of Directors (Including Management’s Discussion and Analysis)

I.	DISCUSSION AND ANALYSIS ON THE OPERATION OF THE COMPANY DURING THE REPORTING PERIOD

In the first half of 2019, the operating revenues of the Company were RMB10,187 million, representing an increase of 6.92% from RMB9,528 million of the same period last year, among which revenues from passenger transportation, freight transportation, railway network usage and other transportation services, and other businesses were RMB4,076 million, RMB918 million, RMB4,740 million and RMB453 million respectively, accounting for 40.01%, 9.01%, 46.53% and 4.45% of the total revenues respectively. Profit from operations was RMB1,058 million, representing an increase of 22.05% from RMB867 million of the same period last year; consolidated profit attributable to shareholders was RMB762 million, representing an increase of 16.52% from RMB654 million of the same period last year.

(1) Analysis of principal operations

1. Analysis of changes in items of financial statements

	(Unit: RMB thousand)
Item	Current period	Same period last year	Change (%)
Operating revenues	10,186,929	9,527,773	6.92
Operating expenses	9,153,922	8,654,884	5.77
Income tax expenses	256,749	221,582	15.87
Net cash flows from operating activities	1,365,426	1,455,294	(6.18)
Net cash flows from investing activities	(1,183,111)	(682,647)	73.31
Net cash flows from financing activities	—	—	—

2. Revenue

(1) Passenger Transportation

Passenger transportation, which is the most important transportation business segment of the Company, includes transportation business of Guangzhou-Shenzhen inter-city express trains (including East Guangzhou- Chaoshan cross-network EMUs), long-distance trains and Hong Kong Through Trains. As of June 30, 2019, the Company operated 248.5 pairs of passenger trains each day, including 109 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 99 pairs of inter-city trains between Guangzhou East to Shenzhen, and 10 pairs of Guangzhou East to the Chaozhou-Shantou cross-network EMU trains), 13 pairs of Hong Kong Through Trains (11 pairs of Canton-Kowloon Through Trains, 1 pair of Foshan-Kowloon Through Train, and 1 pair of Beijing/Shanghai-Kowloon Through Train), and 126.5 pairs of long-distance trains (including 10.5 pairs of Guangzhou-Foshan-Zhaoqing intercity trains, and 7 pairs of Guangzhou East to Guilin North, Nanning East, Guiyang North, Chengdu East and Xiamen ross-network EMU trains). The table below sets forth the revenues from passenger transportation and passenger delivery volumes for the current period in comparison with those in the same period last year:

	January — June 2019	January — June 2018	Period-on- period Change (%)
Passenger transportation revenues (RMB ten thousand)	407,609	401,232	1.59
— Guangzhou-Shenzhen inter-city trains	153,195	137,241	11.62
— Through Trains (*)	16,984	26,371	(35.60)
— Long-distance trains	208,702	212,498	(1.79)
— Other revenues from passenger transportation	28,728	25,122	14.35
Passenger delivery volume (persons)	43,733,669	43,609,411	0.28
— Guangzhou-Shenzhen inter-city trains	20,413,856	19,052,405	7.15
— Through Trains (*)	1,208,070	1,980,032	(38.99)
— Long-distance trains	22,111,743	22,576,974	(2.06)
Total passenger-kilometers (’00 million passenger-kilometers)	125.55	129.55	(3.09)

•

The increase in passenger transportation revenues and passenger delivery volume was mainly due to: Despite the commencement of the Hong Kong section of Guangzhou-Shenzhen-Hong Kong Express Rail Link and the diversion effect from the optimizing of high-speed railway network, coupled with the decreased passenger delivery volume and passenger transportation revenues of the through trains and long-distance trains operated by the Company, both the passenger delivery volume and passenger transportation revenues of Guangzhou-Shenzhen inter-city trains recorded considerable increase as driven by the increase in its capacity. Therefore, the overall revenues from passenger transportation and passenger delivery volume still achieved a growth during the reporting period.

*

Since July 10, 2019, due to the adjustment of the national railway train schedule, the number of Canton-Kowloon Through Trains was adjusted from 11 pairs to 8 pairs. Meanwhile, the departure and terminal station of Foshan-Kowloon Through Train was changed from Foshan Station to Guangzhou East Station.

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

(2) Freight Transportation

Freight transportation forms an important part of the Company’s transportation business. The table below displays the current period revenues from freight transportation and outbound freight volume as compared with the same period last year:

	January – June 2019	January – June 2018	Period-on- period Change (%)
Freight transportation revenues (RMB ten thousands)	91,758	86,535	6.04
— Revenues from freight charges	80,406	75,162	6.98
— Other revenues from freight transportation	11,352	11,373	(0.18)
Outbound freight volume (tonnes)	7,818,161	7,659,949	2.07
Full-distance volume of outbound freight traffic (’00 million tonne-kilometers)	70.30	63.61	10.52

•

The increase in freight transportation revenues and outbound freight volume was mainly due to: with the stable macro-economic development, implementation of national campaign of improving rail freight transportation capacity, and the increase in outbound freight tonnage carried by the Company, freight transportation revenues increased.

(3) Railway Network Usage and Other Transportation Services

Railway network usage and other transportation services provided by the Company mainly include passenger and freight transportation railway network usage, provision of railway operation services, locomotive and passenger car leasing, passenger service and luggage transportation. The table below sets forth the revenues from railway network usage and other transportation services for the current period in comparison with those of the same period last year:

	January – June 2019	January – June 2018	Period-on- period Change (%)
Revenues from railway network usage and other transportation services (RMB ten thousands)	474,047	424,531	11.66
(a) Railway network usage services	205,302	191,446	7.24
(b) Other transportation services	268,745	233,085	15.30
— Railway operation	175,346	158,372	10.72
— Other services	93,399	74,713	25.01

•

The increase in the revenues from railway network usage services was mainly due to: with the stable macro-economic development, implementation of national campaign of improving rail freight transportation capacity, and the increase in goods delivered through railway transportation, the revenues from railway network usage of freight transportation increased.

•

The increase in revenues from other transportation services was mainly due to: The increase in workload for railway operations and passenger services provided by the Company during the reporting period drove the growth of related revenues.

(4) Other Businesses

The Company’s other businesses mainly include train repairment, on-board catering services, leasing, sales of materials and supplies, sales of goods and other businesses related to railway transportation. During the first half of 2019, revenues from other businesses were RMB453 million, representing an increase of 11.86% as compared with RMB405 million during the same period last year, mainly due to the increase in revenues from the freight carriage maintenance and usage.

3. Costs

			(Unit: RMB thousand)
Business Segment	January – June 2019	January – June 2018	Period-on- period Change (%)
Railway business	8,710,701	8,230,241	5.84
Other businesses	443,221	424,643	4.37
Total	9,153,922	8,654,884	5.77

•

The increase in the costs of railway business was mainly due to: (1) with the increase in industry-wide pay level, expenses in wages and welfare increase; (2) with the stable macro-economic development, implementation of national campaign of improving rail freight transportation capacity, and the increase in goods delivered through railway transportation, the expenses for railway network usage of freight transportation increased; (3) with the increase in workload for railway operations and passenger services provided, consumption of materials and utilities, maintenance expenses for railway and equipment, as well as passenger service costs increased.

4. Expenses

				(Unit: RMB thousand)
Item	January — June 2019	January – June 2018	Period-on- period Change (%)	Major reason for the changes
Income tax expenses	256,749	221,582	15.87	The increase in the total profit before tax.

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

5. Cash Flow

				(Unit: RMB thousand)
Net cash flows from operating activities	1,365,426	1,455,294	(6.18)	—
Net cash flows from investing activities	(1,183,111)	(682,647)	73.31	Decrease in the compensation received in advance in relation to the resumption of Land use rights and increase in investment expenses of fixed assets.
Net cash flows from financing activities	—	—	—	—

(2) Analysis of assets and liabilities

			(Unit: RMB thousand)
Right-of-use assets	3,069,080	—	100.00
Prepayments and other receivables	226,436	348,907	(35.10)
Lease liabilities	1,118,351	—	100.00
Payables for fixed assets and construction-in-progress	1,441,845	2,441,647	(40.95)
Dividend payables	437,900	12,894	3,296.15

1.

The increase in right-of-use assets and lease liabilities was mainly due to: the Company recognized the lease liabilities and right-of-use assets based on the carrying amount of the outstanding lease payment under land operating commitment as a result of the implementation of the new lease standard;

2.	The decrease in prepayments and other receivables was mainly due to the decrease in the prepayments for construction works;

3.	The decrease in payables for fixed assets and construction-in-progress was mainly due to the decrease in payables for construction works and equipment;

4.	The increase in dividend payables was mainly due to the declared final cash dividend of 2018 has not been paid.

(3)	Analysis on investment positions

1.	General analysis on investments in external equity interests

During the reporting period, the Company did not invest in securities such as stocks, warrants or convertible bonds, and did not hold or deal in equity interests of other listed companies and non-listed financial enterprises.

(i) Significant investments in equity interests

☐  Applicable    ☒  Not Applicable

(ii) Significant non-equity investments

	(Unit: RMB ten thousand)
Project name	Project amount	Progress of project	Invested amount during the Year	Actual amount invested in aggregate
Purchases of CRH6A EMU trains (6 pairs)	77,328	100%	54,130	77,328
Reconstruction of automatic inter-locking equipment from Guangzhou to Pingshi section	72,651	56%	3,776	40,948
Improvements of system adaptability of the traction power supply system from Pingshi to Guangzhou section of the Beijing-Guangzhou railway	58,499	65%	3,970	37,860
Section repair, capacity expansion and renovation project of the Guangzhou North vehicle section	37,600	62%	6,639	23,301
Reconstruction of the section from Guangzhou East to Xintang of Guangshen line III and IV	36,383	76%	810	27,656
Phase I construction of the newly built staff apartment in Shipai of Guangzhou area	35,000	48%	266	16,902

(iii) Financial assets at fair value

At the end of the reporting period, the Company held a financial asset with a carrying amount of RMB351,045,000 measured at fair value and changes in fair value recorded under other comprehensive income. During the reporting period, there was no change in the fair value of these assets.

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

(4)	Disposal of major assets and equity interests

☐  Applicable    ☒  Not Applicable

(5)	Analysis of major shareholding company

During the reporting period, the Company did not have net profit from a single subsidiary or investment income from a single investee company with an amount exceeding 10% of the Company’s net profit.

II.	OPERATING OUTLOOK AND FOCUS TASKS FOR THE SECOND HALF OF 2019

Looking forward to the second half of 2019, China’s economy is expected to maintain the momentum of progress with stability as a whole and perform within a reasonable range. Meanwhile, the market demand of national railway passenger and freight transportation will continue to maintain its rapid acceleration. Facing the abovementioned business circumstances, the Company will adhere to the direction expressed from Xi Jingping Great Thought on Socialism with Chinese Characteristics for a New Era, will closely focus on the annual business objectives confirmed by the Board, so as to combine the thematic education of “remaining true to our original aspiration and keeping our mission firmly in mind”, build up China’s strength in transportation with railway as the priority, to strengthen the foundation, pursue achievements, improve quality and efficiency, deepen the implementation of improving freight transportation capacity, improve the quality and efficiency of its passenger transportation service, deepen the supply-side structural reform of the transportation industry continually, scale up the core business of railway transportation, reinforce its cost and expense control, regulate the Company’s operation management, ensure the ongoing secure and stable operation of railway transportation, and focus on the following tasks:

(1)

Passenger transportation: Firstly, timely adjust transportation coordination and improve the train operation schedules during summer peak season, Mid-Autumn Festival, National Day, and Canton Fair to realise growth in transportation volume and revenue. On 10 July 2019, the Company organized and added the cross-network EMUs, including Shenzhen to Huaiji (1 pair), and Guangzhou East to Chaozhou-Shantou (2 pairs); secondly, in an effort to capitalize the opportunities from the expected launch of Guangzhou-Dongguan-Shenzhen Intercity Railway in the second half of the year, perform passenger traffic volume analysis and develop corresponding plans to actively address the impact on the passenger traffic volume of Guangzhou-Shenzhen inter-city trains; thirdly, further improve the service environment for passenger transportation to enhance passenger service experience, as well as to improve the quality and efficiency of passenger transportation service.

(2)

Freight transportation: Firstly, continue to implement the supply-side structural reform of railway services, strengthen strategic cooperation with large enterprises and expand bulk goods freight transportation volume; secondly, develop new trips of “white freight”, strengthen the existing sources and supply organizations, improve the efficiency of “white freight”; thirdly, promote the construction of freight infrastructure to improve cargo storage and turnover capacity.

(3)

Operational management: Firstly, strengthen the awareness of operating efficiency, improve budget management, strictly control the cost and expenditure; secondly, strengthen the budget management and centralised capital management, ensure the safety of capital, reduce the capital costs and improve the efficiency and return of the use of capital.

III.	OTHER DISCLOSURE

(1) Warning and description of forecast of cumulative net profit (for the period from the beginning of the year to the end of the next reporting period) to be at loss or with significant change as compared with the same period last year

☐  Applicable    ☒  Not Applicable

(2) Potential risks

Macro-economic risk	Railway transportation industry is highly related to macro -economic development conditions and may be greatly affected by macro-economic environment. If the macro-economic environment deteriorates, the Company’s operation results and financial condition may be adversely affected.	The Company will pay close attention to the changes in international and domestic macro-economic conditions, to strengthen analysis and study on factors affecting railway transportation industry and be committed to achieve stability in the Company’s production and operation by adjusting the Company’s development strategy in response to market change timely.

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

Policy and regulatory risk	Railway transportation industry may be greatly affected by government policies and regulations. With changes in domestic and international economic environment and reform and development of railway transportation industry, corresponding adjustment may be required for relative laws and regulations and industrial policies. These changes may incur uncertainties to the Company’s business development and operation results in the future.	The Company will proactively engage in different seminars for improvement of industrial polices and regulations development, study the latest changes in policies and regulations, capture the development opportunities brought by amendments in policies and regulations and adopt a prudent approach in addressing uncertainties caused by the changes in policies and regulations.

Transportation safety risk	Transportation safety is the prerequisite and foundation for normal operation and good reputation of railway transportation industry. Bad weather, mechanical failures, human error and other force majeure may impose adverse impact on the transportation safety of the Company.	The Company proactively participates in transportation safety meetings held by authorities of the industry to understand the transportation safety conditions of the Company, deploy resources in transportation safety management, establish and optimize safety risk management and control and intensify the training of safety knowledge and capability of transportation personnel.

Market competition risk	Competition exists in certain markets between aviation, road and water transportation and railway transportation. In addition, with the development in railway transportation industry, a range of high-speed railways and inter-city railways has commenced operation. Internal competition within railway transportation industry also intensifies. The Company may be subject to greater competitive pressure in the future, which in turn constitutes impact on the operation results of the Company.	The Company will take proactive actions in addressing market competition by leveraging the advantages of “safe, comfortable, convenient, timely” of railway transportation, improving service facilities and enhancing service quality. In respect of freight transportation, the Company will spare great efforts to increase the efficiency, turnover rate and trip frequency of freight trains. In addition, the Company will strengthen the analysis and research on railway transportation market, and proactively apply to authorities of the industry for adding new long-distance trains in areas not covered by high-speed railways.

Financial risk	The operating activities of the Company are subject to various financial risks, such as exchange rate risk, interest risk, credit risk and liquidity risk.	The Company has established a set of managerial procedures to deal with financial risks with focus on the uncertainties of financial market, which are designated to minimize the potential adverse impact on the financial performance of the Company. For more detailed analysis, please refer to “Note 4 to the financial statements”.

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

(3) Other disclosures

1. Liquidity and source of funding

During the reporting period, the principal capital sources of the Company were revenues generated from operating activities. The Company’s capital was mainly used for operating and capital expenses, and payment of taxes, etc. The Company has sufficient cash flow and believes that it has sufficient working capital, bank facilities and other capital sources to meet its operation and development needs.

As at the end of the reporting period, the Company had no borrowings of any form. Capital commitments and operating commitments of the Company as at the end of the reporting period are set out in Note 14 to the financial statements.

As at the end of the reporting period, the Company had no charge on any of its assets and had not provided any guarantees, and had no entrusted deposits, and the gearing ratio (calculated by total liabilities divided by total assets as at the end of the period) of the Company was 19.79%.

2. Material investments held, material acquisitions and disposals of subsidiaries and associates, and future plans of material investments or acquisitions of capital assets

During the reporting period, the Company had no material investment, had not carried out any material acquisition or disposal of subsidiaries and associates, and had no definite plan for material investment or acquisition of capital assets.

3. Risk of foreign exchange rate fluctuations and related hedges

The Company’s exposure to foreign currency risks is mainly related to USD and HKD. Apart from payments for imported purchases and dividend paid to foreign investors, which are settled in foreign currencies, other major operational businesses of the Company are all settled in RMB. RMB is not freely convertible into other foreign currencies, and its conversion is subject to the exchange rates and regulations of foreign exchange control promulgated by the PRC government. Any foreign currency denominated monetary assets and liabilities other than denominated in RMB are subject to the risks of foreign exchange rate fluctuations.

The Company has not used any financial instruments to hedge its foreign currency risks. Currently, its foreign currency risks are minimized mainly through monitoring the size of transactions in foreign currencies and foreign currency denominated assets and liabilities.

4. Contingent liabilities

During the reporting period, the Company had no contingent liability.

Chapter 5

Matters of Importance

I.	SUMMARY OF GENERAL MEETINGS

Annual General Meeting of 2018	June 13, 2019	Website of SSE (www.sse.com.cn) HKExnews Website of SEHK (www.hkexnews.hk)	June 14, 2019 June 13, 2019

II.	PLANS FOR PROFIT DISTRIBUTION OR COMMON RESERVE CAPITALIZATION

Distribution or Capitalization    No

III.	FULFILLMENT OF COMMITMENTS

Commitment background	Commitment type	Parties	Contents of the Commitment	Date and term of commitment	Execution time limit	Strict Compliance
Commitment related to IPO	Resolve industry competition	GRGC	GRGC and any of its subsidiaries will not engage, directly or indirectly, by any means, in any business activities that may compete with the railway transportation and related businesses of the Company within the service territory of the Company. After the acquisition of the transportation operational assets and businesses of Guangzhou-Pingshi Railway, GRGC and any of its subsidiaries will not compete with the Company either.	—	No	Yes

	Resolve connected transactions	GRGC	GRGC will reduce the number of connected transactions as much as practicable in its operation relations with the Company. For necessary connected transactions, GRGC will perform these connected transactions on the basis of openness, justice and fairness without abusing its position as the largest shareholder and behaving in a manner that is detrimental to the interests of the Company.	—	No	Yes

Other commitments	Other	GRGC	GRGC leased the occupied land in the Guangzhou-Pingshi section to the Company after the acquiring of such land by means of authorized operation. The leasing agreement entered into by the Company and GRGC became effective on January 1, 2007, pursuant to which, the land use right for the Guangzhou-Pingshi Railway line was leased to the Company by GRCG for a leasing term of 20 years. It has been agreed by the two parties that the annual land rent should not exceed RMB74 million.	20 years	Yes	Yes

	Other	GRGC	GRGC has issued a letter of commitment to our Company in October 2007, in relation to the enhancement of the management of undisclosed information.	October 2007	No	Yes

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

IV.	ENGAGEMENT AND DISMISSAL OF ACCOUNTING FIRMS

On 13 June 2019, the Company held the 2018 Annual General Meeting and resolved to re-appoint PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the auditors of the Company in 2019.

V.	BANKRUPTCY, RESTRUCTURING AND INCIDENTS OF SUSPENSION OF LISTING OR TERMINATION OF LISTING

☐  Applicable    ☒  Not Applicable

VI.	MAJOR LITIGATION AND ARBITRATION

☐  The Company had material litigation and arbitration during the reporting period

3 The Company did not have material litigation and arbitration during the reporting period

VII.

PUNISHMENT ON THE LISTED COMPANY, ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, CONTROLLING SHAREHOLDERS, DEFACTO CONTROLLER, SHAREHOLDERS HOLDING MORE THAN 5% OF THE SHARES, PURCHASER AND THE RECTIFICATION THEREOF

☐  Applicable    ☒  Not Applicable

VIII.	EXPLANATION ON INTEGRITY OF THE COMPANY, ITS CONTROLLING SHAREHOLDERS AND DEFACTO CONTROLLER DURING THE REPORTING PERIOD

☐  Applicable    ☒  Not Applicable

IX.	THE COMPANY’S SHARE INCENTIVE SCHEME, EMPLOYEE STOCK OWNERSHIP PLAN, OR OTHER EMPLOYEES’ INCENTIVE MEASURES AND THEIR IMPACTS

☐  Applicable    ☒   Not Applicable

X.	TRANSACTIONS OF ASSETS AND MERGERS OF ENTERPRISE

☐  Applicable    ☒  Not Applicable

XI.	MATERIAL CONNECTED TRANSACTIONS

(1) Connected transactions related to daily operations

During the reporting period, the related party transactions in relation to daily operations are set out in Notes 15 and 16 to the financial statements. The Company confirmed that the following transactions are connected transactions (including continuing connected transactions) described under Chapter 14A of the Listing Rules of the SEHK, and at the same time constitute related party transactions described under the Notes 15 and 16 to the financial statements. With regard to the following transactions, the Company has complied with the rules and requirements of Chapter 14A of the Listing Rules of the SEHK.

1. Transactions conducted with GRGC and its subsidiaries

(Unit: RMB thousand)

Party	Connected relationship	Type of transaction	Description of transaction	Basis of pricing for the transaction	Amount of transaction
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Provision of service	Train service	By consultation according to full cost pricing or settle according to price determined by CSRG	997,271
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Provision of service	Railway network settlement service through CSRG	Settle according to price determined by CSRG	762,715
Subsidiary of GRGC	Subsidiary of the largest shareholder	Provision of service	Railway operation service	Based on agreement according to cost plus pricing	403,400
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Sales of goods	Sales of materials and supplies	By consultation according to full cost pricing	18,094
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Service received	Train service	By consultation according to full cost pricing or settle according to price determined by CSRG	609,625
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Service received	Railway network settlement service through CSRG	Settle according to price determined by CSRG	1,060,125
GRGC	Largest shareholder	Lease of land	Land leasing service	Based on agreement	29,810
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Service received Repair and maintenance service By consultation according to full cost pricing			145,438
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Purchase of goods Purchase of materials and supplies Based on agreement which determines price according to purchase amount plus 0.3%-5% management fee			169,329
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Service received Construction works service		Based on fixed amount approved by national railway works	20,742

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

2. Transactions conducted with CSRG and other railway enterprises

(Unit: RMB thousand)

Party	Connected relationship	Type of transaction	Description of transaction	Basis of pricing for the transaction	Amount of transaction
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of service	Train service	By consultation according to full cost pricing, or settle according to the prices determined by CSRG	9,756
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of service	Railway network settlement service through CSRG	Settle according to the prices determined by CSRG	1,304,960
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of service	Railway operation service	Based on agreement according to cost plus pricing	1,087,152
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of service	Truck maintenance service	Settle according to the prices determined by CSRG	169,516
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Sales of goods	Sales of materials and supplies	By consultation according to full cost pricing	2,837
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of service	Apartment leasing service	By consultation according to full cost pricing	259
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Service received	Train service	By consultation according to full cost pricing, or settle according to the prices determined by CSRG	146,812
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Service received	Railway network settlement service through CSRG	Settle according to the prices determined by CSRG	1,103,693
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Service received	Repair and maintenance service	By consultation according to full cost pricing	3,306
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Purchase of goods	Purchase of materials and supplies	Based on agreement which determines the price according to purchase amount plus 0.3%-5% management fee	5,128

(2) Connected transactions in relation to acquisition or disposal of assets or equity interests

☐   Applicable    ☒  Not Applicable

(3) Material connected transactions in relation to joint external investment

☐   Applicable    ☒  Not Applicable

(4) Related claims and debts

		(Unit: RMB ten thousand)
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	Wholly-owned subsidiary	908	—	908
Zengcheng Lihua Stock Company Limited	Controlling subsidiary	1,231	—	1,231
Total		2,139	—	2,139
Impact of the related claim and debt on the operating results and financial position of the Company	No significant impact.

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

XII.	MATERIAL CONTRACTS AND IMPLEMENTATION

(1) Trust, contracted businesses and leasing affairs

☐  Applicable    ☒  Not Applicable

(2) Guarantees

☐ Applicable    ☒  Not Applicable

(3) Other material contracts or transactions

During the reporting period, except as disclosed in this interim report, the Company did not enter into any other material contracts or transactions.

XIII.	POVERTY ALLEVIATION BY LISTED COMPANIES

☐  Applicable    ☒  Not Applicable

XIV.	CONVERTIBLE COMPANY BONDS

☐  Applicable    ☒  Not Applicable

XV.	EXPLANATION OF ENVIRONMENTAL PROTECTION EFFORTS

(1) Explanation of environmental protection efforts taken by companies and its substantial subsidiaries which are the key discharging units announced by environmental protection department

The Company’s locomotive maintenance depot in Guangzhou is the key waste discharging unit for water environment and the key unit under supervision for soil pollution of Guangzhou for the year of 2019 as announced by the Bureau of Environmental Protection of Guangzhou Municipality, and the Guangzhou vehicles section is a key waste discharging unit for water environment of Shenzhen for the year of 2019 as announced by the Ecology Environmental Bureau of Shenzhen Municipality.

The environmental protection efforts related to the locomotive maintenance depot in Guangzhou have been disclosed in accordance with the related requirements and the specific requirements of the local government authorities. For more details, please visit the website of the Bureau of Environmental Protection of Guangzhou Municipality at http://210.72.1.33:8013/gzydzf2-enterprise/qyhjbgs/list2018?openMsgTaskId= 201904121253358792652&year=2019

The environmental information related to Guangzhou vehicles section are as follows:

1. Information related to discharge

Name of the company	Major pollutants and the name of the characteristic pollutants	Way of discharge	Number of discharge outfall	Distribution of discharge outfall	Intensity of discharge (Mg/L)	The discharge standard in force (Mg/L)	Total amount of discharge (tonnes/ day)	The audited total amount of discharge (tonnes/ day)	Excess discharge
Guangzhou	PH	Discharge into the	1	The wastewater	7.82	6-9	300	500	Nil
vehicles section	Petroleum-related	municipal water		treatment plant at	0.04	5
	Synthetic anionic surfactants	distribution network		Sungang passenger	0.05	5
	ammonia nitrogen	after the process at		and technology	5.62	10
	COD	wastewater treatment		station	3.8	90
	BOD	plant			2.3	20

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

2. Pollution prevention and control measures and its implementation

The Sungang passenger and technology station of the Guangzhou vehicles section is supported by a wastewater treatment plant built in 2008 with a daily wastewater processing capacity of 700 tonnes, where hydrolysis acidification and SBR are adopted for wastewater treatment. The whole wastewater treatment system can largely be controlled automatically. Since its establishment, the wastewater treatment processing facility at the Sungang passenger and technology station has been operating normally, with all treated wastewater meeting discharge standards.

3. The evaluation of environmental impacts from construction projects and the information related to other administrative permissions for environmental protection

The wastewater treatment plant at the Sungang passenger and technology station of the Guangzhou vehicles section has the pollutants discharge permit of Guangdong Province issued by the Human Settlements and Environment Commission of Shenzhen Municipality, which will expire on 25 September 2022.

4. The contingency plan for environmental emergencies

The Sungang passenger and technology station of the Guangzhou vehicles section has developed a detailed and practical contingency plan (wastewater-specific) for environmental emergencies to ensure the efficient process for the emergencies which may cause destruction to the environment and ecology and to minimize the loss and damages to the community resulted from various environmental emergencies.

5. Automatic environmental supervision

The wastewater treatment plant at the Sungang passenger and technology station of the Guangzhou vehicles section is equipped with automatic water quality monitoring equipment for real-time monitoring of water quality, to ensure all treated wastewater will meet discharge standards. In addition, qualified supervisors are engaged to perform regular inspection on water quality.

6. Other environmental information which should be disclosed

☐  Applicable    ☒  Not Applicable

(2) Explanation on the environmental protection efforts by the companies other than the key discharging units

☐ Applicable ☒ Not Applicable

(3) Explanation on the reasons for non-disclosure of environmental protection efforts by the companies other than the key discharging units

☐ Applicable ☒ Not Applicable

(4) Explanation on the follow-up plans or subsequent changes on the disclosure of environmental protection efforts during the reporting period

☐ Applicable ☒ Not Applicable

XVI.	CORPORATE GOVERNANCE

(1) Summary of Corporate Governance

Since the listing of the Company on the SEHK and the NYSE in 1996 and on the SSE in 2006, the Company has been continuously improving its corporate governance structure, perfecting the internal control and management systems, enhancing information disclosures and regulating its operation in accordance with the relevant domestic and overseas listing rules and regulatory requirements, after taking into account the actual status of the affairs of the Company. General meetings, the Board and the Supervisory Committee of the Company have clearly defined powers and duties, each assuming and performing its specific responsibilities and making its own decisions in an independent, efficient and transparent manner. Currently, there is no material difference between the status quo of the Company’s corporate governance structure and the regulatory documents of the regulatory authorities of the places of listing of the Company’s stocks relating to corporate governance of a listed company.

During the reporting period, in view of the highly centralized and systematic transportation management over the nationwide railway network, it is necessary for the Company’s largest shareholder, GRGC, to obtain the Company’s financial information in order to exercise its administrative functions as an industry leader according to the law and administrative regulations. In this regard, the Company has been providing GRGC with its monthly financial data summaries during the reporting period. Accordingly, the Company meticulously reinforced the management of undisclosed information in accordance with the requirements under the System for the Management of Inside Information and Insiders, and timely reminded the shareholders of their duties in relation to information confidentiality and prevention of insider transactions.

Improvement of corporate governance is a long-term systematic project, which needs continuous improvement and enhancement. The Company will, as it has always had, continue to promptly update and improve its internal systems according to the relevant regulations, timely discover and solve problems, strengthen its management basis and enhance its awareness of standardized operation and the level of governance to promote the regulated, healthy and sustainable development of the Company.

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

(2) The Board

The Board comprises nine members, including three independent non-executive Directors. The executive Directors have years of experience in the railway industry. The independent non-executive Directors come from various industries with different backgrounds and rich experiences and they possess appropriate professional qualifications in accounting or related fields.

The Board has established the audit committee and the remuneration committee to supervise relevant affairs of the Company. Each committee has specific terms of reference, reports to and gives advice to the Board on a regular basis.

(3) Audit committee

Members of the audit committee were appointed by the Board. It consists of three independent non- executive Directors, namely, Mr. Chen Song (chairman of audit committee), Mr. Jia Jianmin and Mr. Wang Yunting. They possess appropriate academic and professional qualifications or related financial management expertise. The secretary to the Board of the Company, Mr. Guo Xiangdong, is the secretary of the audit committee.

According to the requirements of the Terms of Reference of Audit Committee of the Company, the principal duties of the audit committee include but are not limited to reviewing the financial performance of the Company and its subsidiaries, confirming the nature and scope of audit as well as supervising the establishment of the internal control and compliance with the relevant laws and regulations. It shall also discuss matters raised by the internal auditors, external auditors and regulatory authorities to ensure that all appropriate auditing recommendations are implemented. The audit committee has been provided with adequate resources from the Company to perform its duties.

The 2019 interim report (including the unaudited interim financial statements for the 6 months ended 30 June 2019) of the Company has been reviewed by the audit committee.

(4) Remuneration committee

Members of the remuneration committee of the Company were appointed by the Board. It consists of three independent non-executive Directors and two executive Directors, namely, Mr. Wu Yong, Mr. Hu Lingling, Mr. Chen Song (chairman of remuneration committee), Mr. Jia Jianmin and Mr. Wang Yunting.

According to the requirements of the Terms of Reference of Remuneration Committee of the Company, the principal duties of the remuneration committee include reviewing and making recommendations to the Board for the remuneration packages for the Directors and the Supervisors. The remuneration policy of the Company seeks to provide, in accordance with the Company’s business development strategy, reasonable remuneration to attract and retain high caliber executives. The remuneration committee shall obtain the benchmark information from internal and external sources in relation to market remuneration standard, packages offered in the industry and consider the overall performance of the Company when determining the Directors’ and the Supervisors’ emoluments and recommending the Directors’ and the Supervisors’ emoluments to the Board. The remuneration committee has been provided with adequate resources from the Company to perform its duties.

(5) Compliance with the Corporate Governance Code

The Company is always committed to maintaining high standards of corporate governance. During the reporting period, apart from the provision of the Corporate Governance Code on the establishment of a nomination committee, as far as the Company and its Directors are aware, the Company has complied with the relevant code provisions set out in the Corporate Governance Code in Appendix 14 to the Listing Rules of the SEHK.

As at the end of the reporting period, the Board of the Company decided not to set up a nomination committee after prudent consideration of the policy environment and background of the industry to which the Company belongs as well as the corporate governance structure of the Company over a long period of time. According to the requirements of the Articles and the Procedures for Shareholders to Propose a Person for Election as Director, upon expiration of the term of a Director of the Company or there is a vacancy for Director of the Company, shareholders individually or collectively holding three percent or above of the issued shares of the Company may nominate a candidate for non-independent Director by way of a written proposal to the Company; shareholders individually or collectively holding one percent or above of the issued shares of the Company may nominate a candidate for independent Director by way of a written proposal to the Company. Directors of the Company shall be elected at general meetings for a term of office of three years. Upon expiration of his term, Director shall be entitled to be re-elected.

(6) Securities transactions by Directors, Supervisors and senior management and interests on competitive business

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules of the SEHK and the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management of Listed Companies and the Changes Thereof (Zheng Jian Gong Si Zi [2007] No. 56) of CSRC as its own code of conduct regarding securities transactions of the Directors. The Company formulated the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management of Guangshen Railway Company Limited and the Changes Thereof, which was approved at the 22nd meeting of the fourth session of the Board.

After making specific enquiries with all the Directors, Supervisors and senior management, the Company confirms that during the reporting period, all the Directors, Supervisors and senior management have complied with the required standard set out in the above-mentioned code, rules and regulations and system requirements.

After making specific enquiries with all the executive Directors, non-executive Directors and Supervisors, the Company confirms that during the reporting period, none of the executive Directors, non-executive Directors and Supervisors has held any interests in businesses that compete or may compete with the businesses of the Company directly or indirectly.

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

(7) Investor relations

The secretary to the Board of the Company is in charge of information disclosure and investor relations of the Company. The Company has formulated Working Rules of Secretary to the Board and Management Method of Information Disclosure. The Company has strictly fulfilled the obligation of information disclosure and commenced management of investor relations in accordance with the relevant requirements.

The Company advocates a corporate culture that respects investors and holds itself accountable for investors. The Company establishes a smooth communication channel with investors and enhances mutual trust and interaction based on good information disclosure and initiating various investor relations activities, and respects investors’ rights of knowledge and option, while insisting on rewarding its shareholders.

1. Information Disclosure

Credible information disclosure can effectively build a bridge of communication and understanding between investors, regulatory authorities, the public and the Company. This can facilitate a broader and more thorough understanding of the Company’s values. For years, according to the basic principles of openness, impartiality and fairness, the Company has been striving to comply with the requirements of the relevant laws and listing rules, and fulfilling the information disclosure obligations in a timely and accurate manner. The Company takes the initiative to understand investors’ concerns and voluntarily discloses information in response to these concerns so as to increase its transparency.

In the reporting period, the Company timely completed the preparation and disclosure of its 2018 Annual Report, 2018 Report for Self-assessment on Internal Control, 2018 Social Responsibility Report and 2019 First Quarterly Report, and released various announcements and other shareholders’ documents and information disclosing in detail the following information of the Company: operations of the Board, the Supervisory Committee and general meetings, operating conditions, investment, dividends and distribution, corporate governance and so forth. Moreover, the Company consistently maintained to provide in-depth and comprehensive analyses on its operating and financial positions as well as the major factors affecting its business performance in its annual reports and interim reports with a view to strengthening investors’ understanding about the operation, management, and development trends of the Company.

2. Ongoing Communication

On the basis of a competent disclosure of information, the Company maintains an effective two-way communication with investors through various channels and convey information which investors are concerned with, so as to boost their confidence in the Company’s future development. Meanwhile, the Company extensively collects feedback from the market to elevate the standards of the Company’s governance and operations management.

The Company encourages all shareholders to attend the general meetings. The Company had served a notice 45 days prior to the date of the general meeting, and provided the shareholders with any information necessary for them to attend and make decision at the meeting. Each separate matter submitted to the general meeting to consider was put forth respectively as separate resolution. According to the provisions of the Articles, qualified shareholders of the Company have the right to call general meetings in accordance with the established procedures, propose impromptu motions or collect voting rights from other shareholders. Also, a cumulative voting system is adopted when involving more than 2 candidates for the election of the Directors and the Supervisors by the shareholders. At a general meeting, all attending shareholders are entitled to make enquiries to the Directors and the other management regarding the issues in relation to the resolutions. These arrangements are made to protect the rights of minority shareholders and encourage them to fully express their opinions.

The management of the Company attaches importance to the communication with investors. In commencing investor relation activities, the Company has mainly adopted the following means:

(i)	Making the public known the investor hotline, investor relations e-mail box and the Investors’ Message section on the Company’s website, and promptly responding to investors’ enquiries.

(ii)

Properly arranging request of visits and researches from the investors, communicating with the investors with an open-minded attitude, and having built up a direct communication mechanism between investors and the Company.

(iii)

Investors and the public may check out information such as the Company’s basic information, rules for the Company’s corporate governance, information disclosure documents and profiles of Directors, Supervisors and the senior management at any time on the Company’s website.

(iv)	The Company timely handled and replied investors’ messages through the “e-interaction” platform developed by the SSE for listed companies and investors.

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

3. Shareholder Return

Since its listing, the Company has always been insisting on rendering returns to shareholders and has been distributing annual cash dividends each year with an aggregate cash dividend payment of approximately RMB11.9 billion. The chart of dividend and distribution over the years since the listing of the Company in 1996 is as follows:

			(Unit: RMB)
Year	Earnings per Share	Dividend per Share	Dividend payout ratio (dividend per Share/ earnings per Share)
1996	0.28	0.10	35.71%
1997	0.19	0.12	63.16%
1998	0.15	0.10	66.67%
1999	0.12	0.12	100.00%
2000	0.11	0.10	90.91%
2001	0.12	0.10	83.33%
2002	0.13	0.10	76.92%
2003	0.12	0.105	87.50%
2004	0.13	0.11	84.62%
2005	0.14	0.12	85.71%
2006	0.16	0.08	50.00%
2007	0.20	0.08	40.00%
2008	0.17	0.08	47.06%
2009	0.19	0.08	42.11%
2010	0.22	0.09	40.91%
2011	0.25	0.10	40.00%
2012	0.19	0.08	42.11%
2013	0.18	0.08	44.44%
2014	0.09	0.05	55.56%
2015	0.15	0.08	53.33%
2016	0.16	0.08	50.00%
2017	0.14	0.08	57.14%
2018	0.11	0.06	54.55%
Total	3.70	2.095	56.62%

XVII.	EXPLANATION OF OTHER MATERIAL EVENTS

(1) Changes in accounting policies, accounting estimates and accounting methods compared with the previous accounting period, its causes and their impact

Details of the changes in the Company’s accounting policies during the reporting period are set out in Note 3 to the financial statements.

(2) Material accounting errors during the reporting period subject to retrospective restatements, amendments, its causes and their impact

During the reporting period, there was no correction of material accounting errors of the Company.

(3) Other

During the reporting period, there is no need for the Company to explain any other material event.

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

Chapter 6

Changes in Ordinary Share and Particulars of Shareholders

I.	PARTICULARS OF CHANGES IN SHARE CAPITAL

(1) Changes in share

During the reporting period, there was no change in the Company’s total number of shares and structure of share capital.

(2) Changes in shares with selling restrictions

☐  Applicable    ☒  Not Applicable

II.	PARTICULARS OF SHAREHOLDERS

(1) Number of shareholders:

Number of ordinary shareholders as at the end of the reporting period (number)	227,616

(2) Shareholdings of the top ten shareholders and top ten holders of tradable shares (or holders of shares without selling restrictions) up to the end of the reporting period

						(Unit: share)
	Particulars of the shareholding of the top ten shareholders
	Number of shares held at		Number of shares	Share in pledge or frozen
	the end of the	Percentage	with selling			Nature of
Name of shareholders (full name)	period	(%)	restriction held	Status	Number	shareholder
China Railway Guangzhou Group Co., Ltd.	2,629,451,300	37.12	—	Nil	—	State-owned legal person
HKSCC NOMINEES LIMITED (Note)	1,561,159,051	22.04	—	Unknown	—	Foreign legal person
Lin Naigang	124,000,000	1.75	—	Unknown	—	Domestic natural person
Central Huijin Investment Company Limited	85,985,800	1.21	—	Unknown	—	State-owned legal person
China Securities Finance Corporation Limited	53,883,592	0.76	—	Unknown	—	State-owned legal person
Agricultural Bank of China Limited — CSI 500 Trading Index Securities Investment Open-ended Fund	40,909,305	0.58	—	Unknown	—	State-owned legal person
Taiyuan Iron and Steel (Group) Co., Ltd.	30,390,989	0.43	—	Unknown	—	State-owned legal person
Harvest Fund — Agricultural Bank of China — Harvest CSI Financial Asset Management Plan	28,101,600	0.40	—	Unknown	—	Other
UBS AG	27,958,054	0.39	—	Unknown	—	Foreign legal person
Yinhua Fund — Agricultural Bank of China — Yinhua CSI Financial Assets Management Scheme	26,814,300	0.38	—	Unknown	—	Other

	Top Ten Holders of Shares without Selling Restrictions
	Number of shares
	without selling	Class and number of the Shares
Name of shareholders	restriction held	Class	Number
China Railway Guangzhou Group Co., Ltd.	2,629,451,300	RMB ordinary shares	2,629,451,300
HKSCC NOMINEES LIMITED (Note)	1,561,159,051	RMB ordinary shares Overseas listed foreign shares	143,546,702 1,417,612,349
Lin Naigang	124,000,000	RMB ordinary shares	124,000,000
Central Huijin Investment Company Limited	85,985,800	RMB ordinary shares	85,985,800
China Securities Finance Corporation Limited	53,883,592	RMB ordinary shares	53,883,592
Agricultural Bank of China Limited — CSI 500 Trading Index Securities Investment Open-ended Fund	40,909,305	RMB ordinary shares	40,909,305
Taiyuan Iron and Steel (Group) Co., Ltd.	30,390,989	RMB ordinary shares	30,390,989
Harvest Fund — Agricultural Bank of China — Harvest CSI Financial Asset Management Plan	28,101,600	RMB ordinary shares	28,101,600
UBS AG	27,958,054	RMB ordinary shares	27,958,054
Yinhua Fund — Agricultural Bank of China — Yinhua CSI Financial Assets Management Scheme	26,814,300	RMB ordinary shares	26,814,300
Statement regarding connected relationship or concerted action of the above shareholders	The Company is not aware of any of the other shareholders above are connected or acting in concert as defined in “Administrative Measures on Acquisitions of Listed Companies”.

Note:	HKSCC NOMINEES LIMITED represents 香港中央結算（代理人）有限公司, holding 143,546,702 A Shares and 1,417,612,349 H Shares of the Company. These shares were held on behalf of various clients respectively.

The shareholdings and selling restrictions of top 10 shareholders with selling restrictions

☐  Applicable     ☒  Not Applicable

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

(3) So far as the Directors, Supervisors and senior management of the Company are aware, at the end of the reporting period, the following persons, other than Directors, Supervisors and senior management of the Company, held interests and short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of Part XV of the SFO as follows:

							(Unit: Shares)
Name of shareholder	Class of Shares	Number of Shares held		Capacity	Percentage of share capital of the same class (%)		Percentage of total share capital (%)
China Railway Guangzhou Group Co., Ltd.	A share	2,629,451,300	(L)	Beneficial owner	46.52	(L)	37.12	(L)
BlackRock, Inc.	H share	157,372,040	(L)	Corporate interest	11.00	(L)	2.22	(L)
		371,050	(S)	controlled by substantial shareholder	0.03	(S)	0.01	(S)
Pandanus Associates Inc.	H share	143,718,000	(L)	Corporate interest controlled by substantial shareholder	10.04	(L)	2.03	(L)
BlackRock Global Funds	H share	114,237,000	(L)	Beneficial owner	7.98	(L)	1.61	(L)
FIDELITY FUNDS	H share	112,580,000	(L)	Beneficial owner	7.87	(L)	1.59	(L)
Kopernik Global Investors LLC	H share	108,763,554	(L)	Investment manager	7.60	(L)	1.54	(L)

Note: The letter ‘L’ denotes a long position; ‘S’ denotes a short position.

(4) Strategic Investors or ordinary legal person becoming top 10 shareholders by way of placing of new shares

☐  Applicable    ☒  Not Applicable

III.	CHANGES IN LARGEST SHAREHOLDER AND DEFACTO CONTROLLER

On 18 June 2019, with the approval of the State Council, CRC was restructured and established CSRG, pursuant to which, the original claims, debts, brands, qualifications and licenses and intellectual property rights shall be succeeded by CSRG. Accordingly, the de facto controller of GRGC, the Company’s largest shareholder, shall be changed from CRC to CSRG.

IV.	OTHER CORPORATE SHAREHOLDERS WITH A SHAREHOLDING OF 10% OR ABOVE

As at the end of the reporting period, apart from the aforesaid largest shareholder, there was no other corporate shareholder with a shareholding of 10% or above in the Company (except for HKSCC NOMINEES LIMITED).

V.	PUBLIC FLOAT

As at the end of the reporting period, the public float of the Company was in compliance with the requirements of the relevant rules on the sufficiency of public float.

VI.	REPURCHASE, SALE OR REDEMPTION OF THE LISTED SHARES OF THE COMPANY

During the reporting period, there was no repurchase, sale or redemption by the Company, or any of its subsidiaries, of the listed shares of the Company.

VII.	PRE-EMPTIVE RIGHT

Under the Articles and the PRC Laws, there is no pre-emptive right, which requires the Company to offer new shares to its existing shareholders on a pro rata basis.

VIII.	TRANSACTIONS INVOLVING ITS OWN SECURITIES

During the reporting period, none of the Company or any of its subsidiaries has issued or granted any convertible securities, options, warrants or other similar rights, or redeemable securities.

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

Chapter 7

Information of Preference Shares

☐  Applicable    ☒  Not Applicable

Chapter 8

Directors, Supervisors, Senior Management and Employees

I. CHANGES IN SHAREHOLDINGS

(1) Changes in shareholdings of Directors, Supervisors, and senior management (current and resigned during the reporting period)

☐  Applicable    ☒  Not Applicable

(2) Granting of share options to Directors, Supervisors, and senior management during the reporting period

☐  Applicable    ☒  Not Applicable

II. CHANGES OF DIRECTORS, SUPERVISORS, AND S ENIOR MANAGEMENT OF THE COMPANY

Name	Position held	Change
Xiang Lihua	Shareholder representative supervisor	Elected
Shen Jiancong	Shareholder representative supervisor	Resigned

III. EQUITY INTERESTS OF DIRECTORS, SUPERVISORS OR CHIEF EXECUTIVES

As at the end of the reporting period, there was no record of interests or short positions (including the interests and short positions which were taken or deemed to have under the provisions of the SFO) of the Directors, Supervisors or chief executives of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) in the register required to be kept under section 352 of the SFO. The Company had not received notification of such interests or short positions from any Director, Supervisor or chief executives of the Company as required to be made to the Company and the SEHK pursuant to the Model Code in Appendix 10 to the Listing Rules of the SEHK. None of the Company’s Directors, Supervisors or chief executives or their respective spouses or children under the age of 18 was granted by the Company any right to subscribe for any shares or debentures of the Company.

Other companies in which Directors, Supervisors or chief executives of the Company were directors or employees did not have interests in shares and underlying shares of the Company required to be disclosed to the Company under Sections 2 and 3 of Part XV of the SFO.

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

IV. INFORMATION OF EMPLOYEES

(1) Number of employees

As at the end of the reporting period, the Company has a total of 41,781 employees, representing a decrease of 957 employees compared with 42,738 employees as at last year’s end. The major reason for such decrease is the natural decrease due to employees reaching their retirement age.

(2) Remuneration policy

The Company implements salary budget management, under which an annual salary budget is formulated at the beginning of each year jointly by the budget department and labor department of the Company. Budget is first discussed and approved at the meeting of the general manager’s office, and then is organized for implementation by the labor department of the Company after being considered and approved by the Board.

Salary of the Company’s staff is mainly comprised of basic salary, performance-based salary and benefit plans. Basic salary includes post salaries, skill salaries and various allowances and subsidies accounted for under salaries payable as required. Performance-based salary refers to salaries calculated on the basis of economic benefits and social benefits, or piece rates calculated on the basis of workload, or performance based salary calculated on the basis of the performance of the staff at the position. Benefit plans include various social insurance and housing funds paid as required by the relevant policies.

In the process of staff salary allocation, the Company always adheres to the principles of allocation based on labor, efficiency-orientation and fairness. It follows that allocation of staff salary is determined on the premises of macro-control, on the basis of post labor assessment, and on the foundation of staff performance assessment, which fully bring out the importance of allocation arrangement in the incentive system of the Company and motivate the staff’s initiative.

During the reporting period, the total wages and benefits paid by the Company to its employees are approximately RMB3,486 million.

(3) Training plan

During the reporting period, the Company has 116 occupational education management personnel. A total of 366,267 persons participated in trainings, mainly including training on post standardization, adaptability and qualification and continuing education. The Company has completed 50% of annual training program with relevant expense of approximately RMB11,726,800.

(4) Employee insurance and benefits plan

Pursuant to applicable national policies and industrial regulations, the Company provides the employees with a series of insurance and benefits plan that mainly include: housing fund, retirement pension (basic medical insurance, supplemental retirement pension), medical insurance (basic medical insurance, supplemental medical insurance, birth medical insurance), work-related injury insurance and unemployment insurance.

Chapter 9

Information of Corporate Bonds

☐  Applicable    ☒  Not Applicable

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

Chapter 10

Financial Statements

INTERIM CONSOLIDATED BALANCE SHEET AS AT 30 JUNE 2019
ASSETS
Non-current assets
Fixed assets — net	7	23,399,026	24,184,248
Right-of-use assets	3.2	3,069,080	—
Construction-in-progress	7	2,144,659	1,828,372
Prepayments for fixed assets and construction-in-progress		51,419	51,955
Leasehold land payments		—	1,924,496
Goodwill		281,255	281,255
Investments in associates		169,181	181,725
Deferred tax assets		240,797	197,295
Long-term prepaid expenses		39,623	46,614
Financial assets at fair value through other comprehensive income		351,045	321,246
Long-term receivable		29,372	28,354

		29,775,457	29,045,560

Current assets
Materials and supplies		306,370	296,217
Trade receivables	8	4,101,236	3,861,617
Prepayments and other receivables		226,436	348,907
Short-term deposits		9,000	109,000
Cash and cash equivalents		1,921,068	1,738,753
Assets classified as held for sale		2,183	2,183

		6,566,293	6,356,677

Total assets		36,341,750	35,402,237

INTERIM CONSOLIDATED BALANCE SHEET (continued)

AS AT 30 JUNE 2019

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	9	7,083,537	7,083,537
Share premium		11,562,657	11,562,657
Other reserves		3,188,161	3,188,161
Retained earnings		7,355,092	7,017,944

		29,189,447	28,852,299
Non-controlling interests		(38,042)	(35,970)

Total equity		29,151,405	28,816,329

LIABILITIES
Non-current liabilities
Lease liabilities		1,118,351	—
Deferred tax liabilities		62,652	63,898
Deferred income related to government grants		97,960	99,765

		1,278,963	163,663

Current liabilities
Trade payables	10	1,379,058	1,440,834
Contract liabilities		197,562	203,631
Payables for fixed assets and construction-in-progress		1,441,845	2,441,647
Dividends payable		437,900	12,894
Income tax payable		200,583	246,441
Current portion of lease liabilities		58,490	—
Accruals and other payables		2,195,944	2,076,798

		5,911,382	6,422,245

Total liabilities		7,190,345	6,585,908

Total equity and liabilities		36,341,750	35,402,237

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Wu Yong	Hu Lingling
Director	Director

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

INTERIM CONDENSED CONSOLIDATED COMPREHENSIVE INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2019

		For the six months ended 30 June
		2019 RMB’000	2018 RMB’000
	Note	(Unaudited)	(Audited)
Revenue from railroad businesses
Passenger		4,076,095	4,012,320
Freight		917,579	865,349
Railway network usage and other transportation related services		4,740,469	4,245,314

		9,734,143	9,122,983

Revenue from other businesses		452,786	404,790

Total revenue	6	10,186,929	9,527,773

Operating expenses
Railroad businesses		(8,710,701)	(8,230,241)
Other businesses		(443,221)	(424,643)

Total operating expenses		(9,153,922)	(8,654,884)

Reversal of impairment on financial assets		—	3,656
Other gains/(losses) — net		24,785	(9,869)

Profit from operations		1,057,792	866,676

Finance (costs)/income — net		(28,411)	2,215
Share of net (losses)/profits of associates accounted for using the equity method		(12,544)	4,276

Profit before income tax		1,016,837	873,167

Income tax expenses	11	(256,749)	(221,582)

Profit for the period		760,088	651,585

INTERIM CONDENSED CONSOLIDATED COMPREHENSIVE INCOME STATEMENT (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

		For the six months ended 30 June
		2019 RMB’000	2018 RMB’000
	Note	(Unaudited)	(Audited)
Other comprehensive income		—	—

Total comprehensive income for the period, net of tax		760,088	651,585

Profit attributable to:
Equity holders of the Company		762,160	654,085
Non-controlling interests		(2,072)	(2,500)

		760,088	651,585

Total comprehensive income attributable to:
Equity holders of the Company		762,160	654,085
Non-controlling interests		(2,072)	(2,500)

		760,088	651,585

Earnings per share for profit attributable to the equity holders of the Company during the period
— Basic and diluted	12	RMB 0.11	RMB 0.09
Dividends	13	—	—

The above consolidated comprehensive income statement should be read in conjunction with the accompanying notes.

Wu Yong	Hu Lingling
Director	Director

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

Attributable to equity holders of the Company
			Statutory	Discretionary				Non-
	Share	Share	surplus	surplus	Other	Retained		controlling	Total
	capital	premium	reserve	reserve	reserve	earnings	Total	interests	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2019	7,083,537	11,562,657	2,702,161	304,059	181,941	7,017,944	28,852,299	(35,970)	28,816,329
Total comprehensive income	—	—	—	—	—	762,160	762,160	(2,072)	760,088
Profit for the period	—	—	—	—	—	762,160	762,160	(2,072)	760,088
Other comprehensive income	—	—	—	—	—	—	—	—	—
Special reserve — Safety Production Fund	—	—	—	—	—	—	—	—	—
Appropriation	—	—	—	—	132,436	(132,436)	—	—	—
Utilisation	—	—	—	—	(132,436)	132,436	—	—	—
Dividends relating to 2018	—	—	—	—	—	(425,012)	(425,012)	—	(425,012)

Balance as at 30 June 2019	7,083,537	11,562,657	2,702,161	304,059	181,941	7,355,092	29,189,447	(38,042)	29,151,405

Balance at 31 December 2017	7,083,537	11,562,738	2,623,516	304,059	181,941	6,928,886	28,684,677	(27,596)	28,657,081
Change in Accounting Policy	—	—	(4,967)	—	—	(44,706)	(49,673)	—	(49,673)
Balance at 1 January 2018	7,083,537	11,562,738	2,618,549	304,059	181,941	6,884,180	28,635,004	(27,596)	28,607,408
Total comprehensive income	—	—	—	—	—	654,085	654,085	(2,500)	651,585
Profit for the period	—	—	—	—	—	654,085	654,085	(2,500)	651,585
Other comprehensive income	—	—	—	—	—	—	—	—	—
Special reserve — Safety Production Fund	—	—	—	—	—	—	—	—	—
Appropriation	—	—	—	—	121,228	(121,228)	—	—	—
Utilisation	—	—	—	—	(121,228)	121,228	—	—	—
Dividends relating to 2017	—	—	—	—	—	(566,683)	(566,683)	—	(566,683)

Balance as at 30 June 2018	7,083,537	11,562,738	2,618,549	304,059	181,941	6,971,582	28,722,406	(30,096)	28,692,310

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Wu Yong	Hu Lingling
Director	Director

INTERIM CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2019

	For the six months ended 30 June
	2019	2018
	RMB’000	RMB’000
	(Unaudited)	(Audited)
Cash flows from operating activities
Cash generated from operations	1,712,781	1,695,808
Income tax paid	(347,355)	(240,514)

Net cash generated from operating activities	1,365,426	1,455,294

Cash flows from investing activities
Proceeds from disposal of fixed assets and assets classified as held for sale	134,177	522,569
Dividends received	7,047	6,473
Interest received	825	887
Decrease in short-term deposits with maturities more than three months, net	100,000	2,000
Payment for Financial assets at fair value through other comprehensive income	(29,799)	—
Payments for acquisition of fixed assets, construction-in-progress and long-term prepaid expenses; and prepayments for fixed assets, net of related payables	(1,395,361)	(1,214,576)

Net cash used in investing activities	(1,183,111)	(682,647)

Cash flows from financing activities
Dividends paid to the Company’s shareholders	—	—

Net increase in cash and cash equivalents	182,315	772,647

Cash and cash equivalents at beginning of the period	1,738,753	1,160,515

Cash and cash equivalents at end of the period	1,921,068	1,933,162

The above consolidated cash flows statement should be read in conjunction with the accompanying notes.

Wu Yong	Hu Lingling
Director	Director

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2019

(All amounts expressed in Renminbi unless otherwise stated)

1.	GENERAL INFORMATION

Guangshen Railway Company Limited (the “Company”) was established as a joint stock limited company in the People’s Republic of China (the “PRC”) on 6 March 1996. On the same date, the Company assumed the business operations of certain railroad and other related businesses (collectively the “Businesses”) that had been undertaken previously by its predecessor, Guangshen Railway Company (the “Predecessor”), certain subsidiaries of the Predecessor; and by Guangzhou Railway (Group) Company (the “Guangzhou Railway Group”) and certain of its subsidiaries prior to the formation of the Company.

The Predecessor was controlled by and was under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996, the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the “State-owned Domestic Shares”) for the exchange of assets and liabilities associated with the operations of the Businesses (the “Restructuring”). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company (the “GEDC”).

In May 1996, the Company issued 1,431,300,000 shares, representing 217,812,000 H Shares (“H Shares”) and 24,269,760 American Depositary Shares (“ADSs”, one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditure and working capital requirements of the Company and its subsidiaries (collectively defined as the “Group”).

In December 2006, the Company issued 2,747,987,000 A Shares on the Shanghai Stock Exchange through an initial public offering of shares in order to finance the acquisition of the business and related assets and liabilities associated with the railway transportation business (“Yangcheng Railway Business”) of Guangzhou Railway Group Yangcheng Railway Enterprise Development Company (“Yangcheng Railway”), a wholly owned subsidiary of Guangzhou Railway Group which operates a railway line between the cities of Guangzhou and Pingshi in the Southern region of the PRC.

Before March 2013, the Ministry of Railway of the PRC (“MOR”) was the controlling entity of the Company’s single largest shareholder (i.e. Guangzhou Railway Group). In addition, it was the government authority which governed and monitored the railway business centrally within the PRC.

On 14 March 2013, pursuant to the approved plan of State Council Institutional Reform and Transformation of Government Functions and Approval On Setting Up China Railway Company by the State Council, the previous controlling entity of Guangzhou Railway Group, MOR, was dissolved. The administrative functions of MOR were transferred to the Ministry of Transport and a newly established authority called the National Railway Administration; while the business functions were transferred to the China Railway Corporation (in 2019, its name was changed into China State Railway Group Co., Ltd., “CSRG”). Accordingly, the equity interests of Guangzhou Railway Group, which was wholly controlled by MOR previously, were also transferred to the CSRG (“Reform”). The Reform was completed on 1 January 2017 and CSRG has become the controlling entity of the Company’s principal shareholder since that date, Guangzhou Railway Group, CSRG, together with subsidiaries which were wholly controlled by MOR previously (hereinafter collectively as “CSRG Group”) became related parties of the Group.

1.	GENERAL INFORMATION (continued)

The principal activities of the Group are the provision of passenger and freight transportation service on railroads. The Group also operates certain other businesses, which principally include services offered in railway stations; and sales of food, beverages and merchandises on board the trains and in the railway stations.

The registered address of the Company is No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the People’s Republic of China.

The interim condensed consolidated financial information (the “Financial Information”) were authorised for issue by the board of directors of the Company on 22 August 2019.

The English names of all companies listed in the Financial Information are direct translations of their registered names in Chinese if no registered names in English are available.

The following is a list of the subsidiaries at 30 June 2019:

Name of the entity	Place of incorporation and nature of legal entity	Principal activities and place of operation	Proportion of equity interests held by the Company (%)	Proportion of equity interests held by the Group (%)	Proportion of equity interests held by non- controlling interests (%)	Registered capital RMB’000
Dongguan Changsheng Enterprise Company Limited	China, limited liability company	Warehousing in PRC	51%	51%	49%	38,000
Shenzhen Fu Yuan Enterprise Development Company Limited	China, limited liability company	Hotel management in PRC	100%	100%	—	18,500
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	China, limited liability company	Cargo loading and unloading, warehousing, freight transportation in PRC	100%	100%	—	10,000
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	China, limited liability company	Catering management in PRC	100%	100%	—	2,000
Shenzhen Railway Station Passenger Services Company Limited	China, limited liability company	Catering services and sales of merchandise in PRC	100%	100%	—	1,500

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

1.	GENERAL INFORMATION (continued)

Guangshen Railway Station Dongqun Trade and Commerce Service Company Limited	China, limited liability company	Sales of merchandises in PRC	100%	100%	—	1,020
Guangzhou Railway Huangpu Service Company Limited	China, limited liability company	Cargo loading and unloading, warehousing, freight transportation in PRC	100%	100%	—	379
Zengcheng Lihua Stock Company Limited (“Zengcheng Lihua”) (i)	China, limited liability company	Real estate construction, provision of warehousing, cargo uploading and unloading services	44.72%	44.72%	55.28%	107,050

(i)

According to the Articles of Association of Zengcheng Lihua, the remaining shareholders are all natural persons and none of these individuals holds more than 0.5% equity interest in Zengcheng Lihua. All directors of Zengcheng Lihua were appointed by the Company. After considering all shareholders of Zengcheng Lihua other than the Company are individuals with individual interest holding of less than 0.5% and such individuals do not act in concert, and also all directors of Zengcheng Lihua were appointed by the Company, the directors of the Company consider that the Company has the de facto control over the board and the substantial financial and operating decisions of Zengcheng Lihua.

As at 30 June 2019, the non-wholly owned subsidiaries individually and in aggregate are not significant to the Group. Therefore, financial information of the non-wholly owned subsidiaries is not disclosed.

This interim condensed consolidated financial information was approved for issue on 22 August 2019. This interim condensed consolidated financial information has not been audited.

2.	BASIS OF PREPARATION

This interim condensed consolidated financial information for the six months ended 30 June 2019 has been prepared in accordance with International Accounting Standard (“IAS”) 34, ‘Interim financial reporting’.

The interim condensed consolidated financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2018, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”), the disclosure requirements of The Stock Exchange of Hong Kong Limited and any public announcements made by the Company during the interim reporting period. The interim condensed consolidated financial information have been prepared under the historical cost convention except for financial assets at fair value through other comprehensive income (“FVOCI”).

3.	ACCOUNTING POLICIES

The accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2018, as described in those annual financial statements except for the adoption of new and amended standards as set out below.

3.1	New and amended standards adopted by the Group

A number of new or amended standards became applicable for the current reporting period and the Group had to change its accounting policies as a result of adopting IFRS 16 Leases.

Amendments to IFRSs effective for the period ended 30 June 2019 do not have a material impact on the Group’s Interim Financial Information except IFRS 16 Leases, details of which are set out in Note 3.2 below.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

3.2	Changes in accounting policies

This note explains the impact of the adoption of IFRS 16 Leases on the Group’s financial statements and discloses the new accounting policies that have been applied from 1 January 2019, where they are different to those applied in prior periods.

The Group has adopted IFRS 16 retrospectively from 1 January 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognised in the opening balance sheet on 1 January 2019.

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

3.	ACCOUNTING POLICIES (continued)

3.2	Changes in accounting policies (continued)

(a)	Adjustments recognised on adoption of IFRS 16

On adoption of IFRS 16, the Group recognised lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 January 2019. The lessee’s incremental borrowing rate applied to the lease liabilities on 1 January 2019 was 4.9%.

2019 RMB’000
Operating lease commitments disclosed as at 31 December 2018	467,920
Add: adjustments as a result of excericsing of extension options	4,679,200

Total undiscounted lease liability as at 1 January 2019	5,147,120
Discounted using the lessee’s incremental borrowing rate of at the date of initial application	1,177,246

Lease liability recognised as at 1 January 2019	1,177,246

Of which are:
Current lease liabilities	58,490
Non-current lease liabilities	1,118,756

The right-of-use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognised in the balance sheet as at 31 December 2018. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

The change in accounting policy affected the following items in the balance sheet on 1 January 2019:

•	right-of-use assets – increase by RMB3,101,742

•	leasehold land payments – decrease by RMB1,924,496

•	lease liabilities – increase by RMB1,177,246

There was no impact on retained earnings on 1 January 2019.

3.	ACCOUNTING POLICIES (continued)

3.2	Changes in accounting policies (continued)

(b)	Amount recognised in the statement of financial position and profit or loss

		Right-of-use assets
	Land use right	Lease of Land use right	Total	Lease liabilities
	RMB’000	RMB’000	RMB’000	RMB’000
As at 1 January 2019	1,924,496	1,177,246	3,101,742	1,177,246
Depreciation charge	(25,973)	(6,689)	(32,662)	—
Interest expense	—	—	—	28,840
Payments	—	—	—	(29,245)

As at 30 June 2019	1,898,523	1,170,557	3,069,080	1,176,841

(c)	The Group’s leasing activities and how these are accounted for

The Group’s operating leases mainly consisted of lease of land for self-occupied purpose. In connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on 15 November 2004 with Guangzhou Railway Group for leasing the land use rights associated with a parcel of land, on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on 1 January 2007 and the lease term is 20 years, renewable at the discretion of the Group.

Until the 2018 financial year, this lease of land were classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

From 1 January 2019, leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

3.	ACCOUNTING POLICIES (continued)

3.2	Changes in accounting policies (continued)

(c)	The Group’s leasing activities and how these are accounted for (continued)

The estimated useful lives of some buildings, tracks, bridges and service roads exceed the initial lease periods of the land use rights from operation lease; and the initial period of certain land use right acquired, on which these assets are located. Based on the provision of the land use right operating lease agreement entered into with Guangzhou Railway Group, the Company can renew the lease at its own discretion upon expiry of the operating lease term, and the Company except to exercise the option to extend the lease within the remaining useful lives of those assets. Therefore the Group is reasonably certain to determine the lease term as 88 years.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	variable lease payment that are based on an index or a rate

•	amounts expected to be payable by the lessee under residual value guarantees

•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs, and

•	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of office furniture.

4.	FINANCIAL RISK MANAGEMENT

(a)	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk and cash flow and fair value interest rate risk), credit risk, and liquidity risk.

The interim condensed consolidated financial information does not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2018.

There have been no changes in the risk management department since year end or in any risk management policies.

(b)	Liquidity risk

Compared to year end, there was no material change in the contractual undiscounted cash out flows for financial liabilities except for the recognition of lease liabilities as result of adoption of IFRS 16.

(c)	Fair value estimation

According to amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value, it requires disclosure of fair value measurements by level of following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the assets or liabilities that are not based on observable market data (that is, unobservable inputs) (level 3).

As at 30 June 2019, except for FVOCI, the Group did not have any financial instruments that were measured at fair value.

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

4.	FINANCIAL RISK MANAGEMENT (continued)

(c)	Fair value estimation (continued)

The following table presents the Group’s assets that are measured at fair value at 30 June 2019:

Assets
Financial assets at FVOCI Equity investment in unlisted companies	—	—	351,045	351,045

The following table presents the Group’s assets that are measured at fair value at 31 December 2018:

Assets
Financial assets at FVOCI Equity investment in unlisted companies	—	—	321,246	321,246

There were no transfers between levels 1, 2 and 3 during the period.

There were no changes in valuation techniques during the period.

There were no gains/(losses) recognised for the period ended 30 June 2019.

Financial assets and liabilities of the Group measured at amortised cost include trade and other receivables, short-time deposits, cash and cash equivalents, lease liabilities, and trade and other payables, of which the fair values approximate their carrying amounts.

5.	ESTIMATES

The preparation of interim financial information requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing this interim condensed consolidated financial information, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2018, except for the determination of lease term (note 3.2).

The Group determine the lease term as the non-cancellable period of a lease, together with periods covered by an option to extend or terminate the lease if the Group is reasonably certain to or not to exercise that option. In assessing that option, the Group takes into consideration the estimated useful lives of the assets located on the underlying assets and all other relevant facts and circumstances.

6.	SEGMENT INFORMATION

The chief operating decision-makers have been identified as senior executives. Senior executives review the Group’s internal reporting in order to assess performance and allocate resources. The operating segments were determined based on these management reports.

Senior executives evaluate the business from a perspective of revenues and operating results generated from railroad and related business conducted by the Company (“the Railway Transportation Business”). Other segments mainly include on-board catering services, leasing, sales of materials, sale of goods and other businesses related to railway transportation provided by the subsidiaries of the Company. Senior executives assess the performance of the operating segments based on a measure of the profit before income tax. Other information provided, except as noted below, to senior executives is measured in a manner consistent with that in the financial statements.

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

6.	SEGMENT INFORMATION (continued)

The segment results for the six months ended 30 June 2019 and 30 June 2018 are as follows:

	For the six months ended 30 June (unaudited)
	The Railway Transportation Business		All other segments		Elimination		Total
	2019 RMB’000	2018 RMB’000	2019 RMB’000	2018 RMB’000	2019 RMB’000	2018 RMB’000	2019 RMB’000	2018 RMB’000
Segment revenue
– Railroad Businesses	9,734,143	9,122,983	—	—	—	—	9,734,143	9,122,983
– Other Businesses	348,465	294,189	136,441	130,647	(32,120)	(20,046)	452,786	404,790
Total revenue	10,082,608	9,417,172	136,441	130,647	(32,120)	(20,046)	10,186,929	9,527,773
Segment results	1,032,342	884,767	(2,961)	(328)	(12,544)	(11,272)	1,016,837	873,167

Finance (costs)/income-net	(28,291)	2,303	(120)	(88)	—	—	(28,411)	2,215
Share of net profits of associates	(12,544)	4,276	—	—	—	—	(12,544)	4,276
Depreciation of fixed assets	(810,293)	(782,718)	(2,336)	(3,247)	—	—	(812,629)	(785,965)
Depreciation of right–of-use assets	(26,996)	—	(5,666)	—	—	—	(32,662)	—
Amortisation of leasehold land payments	—	(21,154)	—	(5,666)		—	—	(26,820)
Amortisation of long-term prepaid expenses	(7,486)	(5,269)	(218)	(73)		—	(7,704)	(5,342)
Impairment of materials and supplies	—	(203)	—	—	—	—	—	(203)
Provision of impairment of receivables	—	3,662	—	(6)	—	—	—	3,656
A reconciliation of segment result to profit for the period is provided as follows:
Segment results	1,032,342	884,767	(2,961)	(328)	(12,544)	(11,272)	1,016,837	873,167
Income tax expenses	(257,995)	(222,636)	1,246	1,054	—	—	(256,749)	(221,582)

Profit for the period	774,347	662,131	(1,715)	726	(12,544)	(11,272)	760,088	651,585

6.	SEGMENT INFORMATION (continued)

The segment information about the Group’s assets and liabilities as at 30 June 2019 and 31 December 2018 are as follows:

	The Railway Transportation Business		All other segments		Elimination		Total
	As at	As at	As at	As at	As at	As at	As at	As at
	30 June	31 December	30 June	31 December	30 June	31 December	30 June	31 December
	2019	2018	2019	2018	2019	2018	2019	2018
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Total segment assets	36,061,377	35,089,100	490,728	496,353	(210,354)	(183,216)	36,341,751	35,402,237
Total segment assets include: Investments in associates	169,181	181,725	—	—	—	—	169,181	181,725
Additions to non-current assets (other than financial instruments, investments in associates and deferred tax assets)	357,387	2,885,650	21	7,635	—	—	357,408	2,893,285
Total segment liabilities	6,786,449	6,163,507	567,363	571,273	(163,466)	(148,872)	7,190,346	6,585,908

The Group is domiciled in the PRC. All the Group’s revenues were generated in the PRC, and the all of the assets are also located in the PRC.

Revenues of approximately RMB2,153,362,000 (for the six months ended 30 June 2018: RMB1,740,128,000) are derived from Guangzhou Railway Group and its subsidiaries. These revenues are attributable to the Railway Transportation Business. Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues.

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

7.	FIXED ASSETS AND CONSTRUCTION-IN-PROGRESS

	Six months ended 30 June
	2019 RMB’000 (Unaudited)	2018 RMB’000 (Unaudited)
Opening net book amount as at 1 January	26,012,620	25,047,809
Additions	359,553	706,492
Disposal	(15,859)	(174,136)
Depreciation	(812,629)	(785,965)

Closing net book amount as at 30 June	25,543,685	24,794,200

(a) As at 30 June 2019, the ownership certificates of certain buildings of the Group with an aggregate carrying value of approximately RMB1,635,832,000 (31 December 2018: RMB1,676,711,000) had not been obtained by the Group.

These kind of buildings are classified as below:

Certificates for buildings under application procedures	1,025,222	1,067,076	The Group commenced such applicati on procedures with the respective authorities in China by the end of 2017, and the Group’s management expects that these procedures would be completed within a short period of time and the ownership certificates will be obtained.
Certain buildings located on the land of which the land use right certificates have not been obtained	50,717	53,392	According to relevant laws and regulations in China, the land use right certificates of the land on which these buildings are located must be obtained before the Group can start the application for the respective housing ownership certificates. As a result, the Group will start to apply for the ownership certificates of these buildings after they have completed the procedures to obtain the land use right certificates.

7.	FIXED ASSETS AND CONSTRUCTION-IN-PROGRESS (continued)

(a)	(continued)

	Carrying value
	As at 30 June 2019 RMB’000	As at 31 December 2018 RMB’000	Reason for delay in obtaining the ownership certificates
Certain buildings attached to pieces of land which is held by lease	559,893	556,243	Such land is held by lease under certain operating lease arrangements. Due to the fact that the Group does not have the underlying land use right certificates for such land, therefore, the Group cannot apply for the respective ownership certificates of the buildings constructed on top of it. According to the lease agreements and communication with the leasors, and as confirmed by the Company’s legal counsel, the Group possesses the right to use and/or own such buildings without the certificates.

After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group to apply for and obtain the ownership certificates of such buildings and it should not lead to any significant adverse impact on the operations of the Group.

(b)	As at 30 June 2019, fixed assets of the Group with an aggregate net book value of approximately RMB151,033,000 (31 December 2018: RMB138,390,000) had been fully depreciated but they were still in use.

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

8.	TRADE RECEIVABLES

	As at 30 June 2019 RMB’000 (Unaudited)	As at 31 December 2018 RMB’000 (Audited)
Trade receivables	4,162,448	3,922,829
Including: receivables from related parties	3,210,442	2,949,492
Less: Provision for doubtful accounts	(61,212)	(61,212)

	4,101,236	3,861,617

The passenger railroad services are usually transacted on a cash basis. The Group does not have formal contractual credit terms agreed with its customers for freight services but the trade receivables are usually settled within a period less than one year. The aging analysis of the outstanding trade receivables is as follows:

	As at 30 June 2019 RMB’000 (Unaudited)	As at 31 December 2018 RMB’000 (Audited)
Within 1 year	3,062,958	3,034,930
Over 1 year but within 2 years	510,371	524,652
Over 2 years but within 3 years	407,440	231,879
Over 3 years	181,679	131,368

	4,162,448	3,922,829

9.	SHARE CAPITAL

As at 30 June 2019 and 31 December 2018, the total number of ordinary shares is 7,083,537 shares with a par value of RMB 1.00 per share:

Ordinary shares, issued and fully paid
— H Shares	1,431,300
— A Shares	5,652,237
7,083,537

There has been no movement of the issued and fully paid share capital during the period.

10.	TRADE PAYABLES

The aging analysis of trade payables based on the contracted payment date was as follows:

	As at 30 June 2019 RMB’000 (Unaudited)	As at 31 December 2018 RMB’000 (Audited)
Within 1 year	1,318,906	1,233,902
Over 1 year but within 2 years	11,487	114,480
Over 2 years but within 3 years	11,756	46,383
Over 3 years	36,909	46,069

	1,379,058	1,440,834

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

11.	INCOME TAX EXPENSE

An analysis of the current period taxation charges is as follows:

	Six months ended 30 June
	2019 RMB’000 (Unaudited)	2018 RMB’000 (Unaudited)
Current income tax	301,497	221,421
Deferred income tax	(44,748)	161

	256,749	221,582

12.	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit for the six months ended 30 June 2019 attributable to shareholders of RMB762,160,000 (2018: RMB654,085,000), divided by the weighted average number of ordinary shares outstanding during the period of 7,083,537,000 shares (2018: 7,083,537,000 shares). There were no dilutive potential ordinary shares as at period end and therefore the diluted earnings per share amount is the same as the basic earnings per share.

13.	DIVIDENDS

No appropriation from retained earnings had been made to the statutory reserves for the six months ended 30 June 2019.

In 27 March 2019, the Board of Directors declared a dividend of RMB0.06 per share in respect of the year ended 31 December 2018, totalling RMB425,012,000 (2018: RMB566,683,000), and it was approved by shareholders in the Annual General Meeting on 13 June 2019.

There was no interim dividend for the six months ended 30 June 2019 (2018: nil) proposed by the Board of Directors as at 22 August 2019.

14.	COMMITMENTS

(a)	Capital commitments

As at 30 June 2019, the Group had the following capital commitments which are authorised but not contracted for, and contracted but not provided for:

Authorised but not contracted for	1,873,157	1,765,710
Contracted but not provided for	791,843	899,290

A substantial amount of these commitments is related to the reform of railway stations or facilities relating to the existing railway lines operated by the Group. The related financing would be from self-generated operating cash flows and bank facilities.

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

15.	RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

(a)	Save as disclosed in other notes to the Financial Information, for the six months ended 30 June 2019, the Group had the following material transactions undertaken with related parties:

	Six months ended 30 June
	2019 RMB’000 (Unaudited)	2018 RMB’000 (Unaudited)
Provision of services and sales of goods
Transportation related services
Provision of train transportation services to Guangzhou Railway Group and its subsidiaries (i)	997,271	726,858
Revenue collected by CSRG for railway network usage and related services provided to Guangzhou Railway Group and its subsidiaries (ii)	762,715	676,197
Revenue from railway operation service provided to Guangzhou Railway Group’s subsidiaries (iii)	403,400	345,930

	2,163,386	1,748,985

Other services
Sales of materials and supplies to Guangzhou Railway Group and its subsidiaries (iv)	18,094	11,328

	18,094	11,328

Services received and purchases made
Transportation related services
Provision of train transportation services provided by Guangzhou Railway Group and its subsidiaries (i)	609,625	582,184
Cost settled by CSRG for railway network usage and related services provided by Guangzhou Railway Group and its subsidiaries (ii)	1,060,125	965,931
Operating lease rental paid to Guangzhou Railway Group for the leasing of land use rights (Note 3.2)	29,810	27,292

	1,699,560	1,575,407

15.	RELATED PARTY TRANSACTIONS (continued)

(a)	Save as disclosed in other notes to the Financial Information, for the six months ended 30 June 2019, the Group had the following material transactions undertaken with related parties (continued):

Other services
Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries (iv)	145,438	97,839
Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries (v)	169,329	182,379
Provision of construction services by Guangzhou Railway Group and its subsidiaries (vi)	20,742	77,773

	335,509	357,991

(i)	The service charges are determined based on a pricing scheme set by the CSRG or based on negotiation between the contracting parties with reference to full cost principle.
(ii)	Such revenues/charges are determined by the CSRG based on its standard charges applied on a nationwide basis.
(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and explicitly agreed between both contracting parties.
(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to full cost principle.
(v)	The prices are determined based on mutual negotiation between the contracting parties with reference to procurement costs incurred plus a management fee ranged from 0.3% to 5% on the costs.
(vi)	Based on construction amounts determined under the national railway engineering guidelines.

(b)	Key management compensation

The compensation paid and payable to directors and supervisors of the Group, representing key management personnel, amounted to RMB1,604,069 for the six months ended 30 June 2019 (2018: RMB1,433,117).

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

15.	RELATED PARTY TRANSACTIONS (continued)

(c)	As at 30 June 2019, the Group had the following material balances maintained with related parties:

	As at 30 June 2019 RMB’000 (Unaudited)	As at 31 December 2018 RMB’000 (Audited)
Trade receivables	1,875,237	1,934,435
— Guangzhou Railway Group (i)	285,941	586,049
— Subsidiaries of Guangzhou Railway Group (i)	1,589,286	1,348,386
— Associates	10	—
Prepayments and other receivables	31,983	33,957
— Guangzhou Railway Group	346	231
— Subsidiaries of Guangzhou Railway Group	31,572	33,726
— Associates	65	—
Prepayments for fixed assets and construction-in-progress	1,546	2,489
— Subsidiaries of Guangzhou Railway Group	640	329
— Associates	906	2,160
Trade payables	544,866	597,050
— Guangzhou Railway Group (i)	104,879	95,048
— Subsidiaries of Guangzhou Railway Group (ii)	439,548	500,385
— Associates	439	1,617
Payables for fixed assets and construction-in-progress	193,188	388,482
— Guangzhou Railway Group	6,873	42,604
— Subsidiaries of Guangzhou Railway Group	63,682	211,486
— Associates	122,633	134,392
Contract liabilities	95	1,100
— Subsidiaries of Guangzhou Railway Group	91	1,096
— Associates	4	4
Accruals and other payables	439,487	454,670
— Guangzhou Railway Group	9,543	9,212
— Subsidiaries of Guangzhou Railway Group (iii)	427,433	443,391
— Associates (iv)	2,511	2,067
Lease liabilities	1,176,841	—
— Guangzhou Railway Group	1,176,841	—

15.	RELATED PARTY TRANSACTIONS (continued)

(c)	As at 30 June 2019, the Group had the following material balances maintained with related parties (continued):

(i)

The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC.

(ii)

The trade payables due to subsidiaries of Guangzhou Railway Group mainly represented payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties.

(iii)	The other payables due to subsidiaries of Guangzhou Railway Group mainly represented the performance deposits received for construction projects and deposits received from ticketing agencies.
(iv)	The other payables due to associates mainly represented the performance deposits received for construction projects operated by associates.

As at 30 June 2019, all the balances maintained with related parties were unsecured, non- interest bearing and were repayable on demand.

16.	TRANSACTIONS WITH CSRG AND OTHER RAILWAY COMPANIES

On 14 March 2013, pursuant to the Approval, the previous controlling entity of Guangzhou Railway Group, MOR, had been dismantled. The administrative function of MOR were transferred to the Ministry of Transport and the newly established National Railway Bureau, and its business functions were transferred to the CSRG. Accordingly, the equity interests of Guangzhou Railway Group which was wholly controlled by MOR previously were transferred to the CSRG (“Reform”). The Reform was completed since 1 January 2017 and the Company disclosed details of transactions undertaken with CSRG Group for both six months ended 30 June 2019 and 2018 for reference. Unless otherwise specified, the transactions with CSRG Group disclosed below have excluded transactions undertaken with Guangzhou Railway Group and its subsidiaries.

The Group works in cooperation with the CSRG and other railway companies owned and controlled by the CSRG for the operation of certain long distance passenger train and freight transportation businesses within the PRC. The revenues generated therefrom are collected and settled by the CSRG according to its central recording and settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also instructed by the CSRG and settled by the CSRG based on its systems. Since March 2013, the collecting, processing and distribution functions of revenues which were executed by MOR previously have been transferred to CSRG. As at 30 June 2019, the cooperation mode and pricing model had not been subject to any material changes.

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

16.	TRANSACTIONS WITH CSRG AND OTHER RAILWAY COMPANIES (continued)

(a)	Save as disclosed in other notes to the Financial Information, for the six months ended 30 June 2019, the Group had the following material transactions undertaken with the CSRG Group:

	Six months ended 30 June
	2019 RMB’000	2018 RMB’000
	(Unaudited)	(Unaudited)
Provide Services and sales of goods
Transportation related services
Provision of train transportation services to CSRG Group (i)	9,756	10,293
Revenue collected by CSRG for services provided to CSRG Group (ii)	1,304,960	1,258,506
Revenue from railway operation service provided to CSRG Group (iii)	1,087,152	1,009,270

	2,401,868	2,278,069

Other services
Provision of repairing services for cargo trucks to CSRG Group (ii)	169,516	135,253
Sales of materials and supplies to CSRG Group (iv)	2,837	3,889
Provision of leasing services to CSRG Group (iv)	259	259

	172,612	139,401

Receive Services and purchase of goods
Transportation related services
Provision of train transportation services by CSRG Group (i)	146,812	138,792
Cost settled by CSRG for services provided by CSRG Group (ii)	1,103,693	1,078,322

	1,250,505	1,217,114

Other services
Provision of repair and maintenance services by CSRG Group (iv)	3,306	6,559
Purchase of materials and supplies from CSRG Group (v)	5,128	5,220

	8,434	11,779

16.	TRANSACTIONS WITH CSRG AND OTHER RAILWAY COMPANIES (continued)

(a)	Save as disclosed in other notes to the Financial Information, for the six months ended 30 June 2019, the Group had the following material transactions undertaken with the CSRG Group (continued):

(i)	The service charges are determined based on a pricing scheme set by the CSRG or based on negotiation between the contracting parties with reference to full cost principle.

(ii)	Such revenues/charges are determined by the CSRG based on its standard charges applied on a nationwide basis.

(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and explicitly agreed between both contracting parties.

(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to full cost principle.

(v)	The prices are determined based on mutual negotiation between the contracting parties with reference to procurement costs incurred plus a management fee ranged from 0.3% to 5% on the costs.

(b)	Revenue collected and settled through the CSRG:

	Six months ended 30 June
	2019 RMB’000 (Unaudited)	2018 RMB’000 (Unaudited)
— Passenger transportation	3,788,811	3,761,102
— Freight transportation	917,579	865,349
— Luggage and parcel	29,597	38,232

	4,735,987	4,664,683

GUANGSHEN RAILWAY     2019 • INTERIM REPORT

16.	TRANSACTIONS WITH CSRG AND OTHER RAILWAY COMPANIES (continued)

(c)	Balances due from/to CSRG Group:

As at 30 June 2019 and 31 December 2018, the Group had the following material balances with CSRG and its subsidiaries:

	As at 30 June 2019 RMB’000 (Unaudited)	As at 31 December 2018 RMB’000 (Audited)
Due from CSRG Group
— Trade receivables	1,335,205	1,015,057
— Prepayments and other receivables	324	1,149
Due to CSRG Group
— Trade payables and payables for fixed assets and construction-in-progress	38,395	32,688
— Other payables	34,071	35,851

As at 30 June 2019, all the balances maintained with CSRG Group were unsecured, non-interest bearing and were repayable on demand.

17.	SUBSEQUENT EVENTS

Save as already disclosed in the notes to the Financial Information, the Group had no other significant subsequent event.

Chapter 11

Documents Available for Inspection

DOCUMENTS AVAILABLE FOR INSPECTION

(1)	Financial statements signed and stamped by the legal representative, person in charge of accounting affairs and responsible person of accounting firm;

(2)	All the original of files and announcements disclosed in China Securities Journal, Securities Times, Shanghai Securities News and Securities Daily during the reporting period;

(3)	Interim reports published on the Hong Kong securities market.

The documents are placed at the Secretariat to the Board of the Company.

Chairman of the Board: Wu Yong

Date of Approval from the Board: 22 August 2019

By Order of the Board
Guangshen Raiway Company Limited
Guo Xiangdong
Company Secretary

Shenzhen, the PRC, 22 August 2019

As at the date of this announcement, the Board comprises:

Executive Directors

Wu Yong

Hu Lingling

Luo Qing

Non-executive Directors

Guo Ji’an

Yu Zhiming

Chen Xiaomei

Independent Non-executive Directors

Chen Song

Jia Jianmin

Wang Yunting